Exhibit 97.1

ACRES COMMERCIAL REALTY CORP.

POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARED COMPENSATION

Overview

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”), the Board of Directors (the “Board”) of ACRES Commercial Realty Corp. (the “Company”) has adopted this Policy for the Recovery of Erroneously Awarded Compensation (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers and the Manager under the Management Agreement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 2 below.

1.
Administration

Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy and for the Company’s compliance with NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the Securities Exchange Commission (“SEC”) or NYSE promulgated or issued in connection therewith. Any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.
Definitions

As used in this Policy, the following definitions apply:

(a)
“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)
“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(c)
“Covered Executives” means the Company’s current and former executive officers, as determined by the Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the NYSE Rules.

(d)
“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by the Covered Executive or the Manager that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(e)
A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios; earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

(f)
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. For purposes of the Manager, Incentive-Based Compensation means Incentive Compensation (as defined in the Management Agreement) that Manager receives under the terms of the Management Agreement.

3.
Covered Executives and Manager; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; (c) while the Company had a listed class of securities on a national securities exchange and (d) during the applicable Clawback Period. This Policy also applies to Incentive Compensation (as defined in the Company’s Fourth Amended and Restated Management Agreement, dated July 31, 2020, as amended, by and among the Company, ACRES Capital, LLC (the Company’s “Manager”), and ACRES Capital, Corp. (the “Management Agreement”)) received the Manager under the terms of the Management Agreement.

4.
Recovery of Erroneously Awarded Compensation

A.
In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive or the Manager, in accordance with NYSE Rules and Rule 10D-1 as follows:

a.
After an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation received by each Covered Executive and the Manager and shall promptly notify each Covered Executive and the Manager with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive or the Manager in respect of the Erroneously Awarded Compensation.

1.
For Incentive-Based Compensation based on (or derived from) stock price or TSR where the amount of the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (a) the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

b.
The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 4(B) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded

Compensation in satisfaction of a Covered Executive’s or the Manager’s obligations hereunder.

c.
To the extent that a Covered Executive or the Manager fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive or the Manager. The applicable Covered Executive and the Manager shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

B.
Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 4(A) above if the Committee determines that recovery would be impracticable and any of the following two conditions are met:

a.
The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the NYSE; or

b.
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C.
No Indemnification

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive or the Manager that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives or the Manager against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives or the Manager to fund potential clawback obligations under this Policy.

D.
Committee Indemnification

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

E.
Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives or the Manager on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives or the Manager prior to the Effective Date.

F.
Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

G.
Other Recoupment Rights

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive or the Manager arising out of or resulting from any actions or omissions by the Covered Executive or the Manager.

H.
Successors

This policy shall be enforceable against all Covered Executives and the Manager and their beneficiaries, heirs, executors, administrators or other legal representatives.

I.
Disclosure

The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.